FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

 4 August 2026

HSBC Holdings plc

2026 Interim Report

The HSBC Holdings plc (the "Company") Interim Report for the half-year ended 30 June 2026 (the "Interim Report") has been submitted to the National Storage Mechanism today and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

The Interim Report may be accessed via the Company's website at:

www.hsbc.com/investors/results-and-announcements/all-reporting

Printed copies of the Interim Report are expected to be mailed on 21 August 2026 to shareholders who have opted to receive a hard copy.

Additional information

The regulated information required to be communicated in unedited full text is included in the Company's Interim Report which will shortly be available for inspection on the National Storage Mechanism.

This announcement is made in accordance with DTR 6.3.5R(1A).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 04 August 2026